

June 24, 2010

Mr. Neil Taylor
Group Financial Controller
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

     Re: Smith & Nephew plc
             Form 20-F for the Year Ended December 31, 2009
             Filed March 26, 2010
             File No. 001-14978

Dear Mr. Taylor:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief